Exhibit 8.1

CNOVA N.V. List of Subsidiaries

Name	Jurisdiction	(in)direct ownership percentage
Cnova Finança B.V.	The Netherlands	100%
3W Santé SAS	France	91.95%
3W SAS	France	99.40%
CD Africa SAS	France	84.84%
Cdiscount Afrique S.A.S.	France	99.81%
Cdiscount Colombia S.A.S.	Colombia	50.94%
Cdiscount Cote d’Ivoire SAS	Ivory Coast	84.84%
Cdiscount Cameroun SAS	Cameroon	84.84%
Cdiscount Group S.A.S.	France	99.81%
Cdiscount International BV	The Netherlands	99.81%
Cdiscount SA	France	99.40%
Cdiscount Senegal SAS	Senegal	84.84%
Cdiscount Voyages SAS	France	99.40%
CLatam SA	Uruguay	69.87%
Cnova Comércio Eletrônico S.A. (“Nova OpCo”)	Brazil	100%
Cnova France SAS	France	100%
ECDISCOC COMERCIALIZADORA S.A.	Ecuador	69.91%
E-Hub Consultoria, Participações e Comércio. S.A.	Brazil	100%
E-Trend SAS	France	99.81%
Financière MSR SAS	France	99.81%
Moncorner SAS (f/k/a Anapold SAS)	France	99.40%
Moncornerdeco.com SAS	France	75.33%
Nova Experiência Pontocom S.A	Brazil	100%
Cdiscount Panama S.A.	Panama	69.87%